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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person: Robert Michael Proznik, #600, 10240-124 Street, Edmonton, Alberta, Canada T5N 3W6
2.   Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)
3.   IRS or Social Security Number of Reporting Person (Voluntary):
4.   Statement for Month/Year: 10/2000
5.   If Amendment, Date of Original (Month/Year):
6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title:
7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year): 10/13/2000
3. Transaction Code: (1) See Explanation Below
4. Securities Acquired (A): 156,472
   Securities Disposed (D): N/A
5. Amount of Securities Beneficially Owned at End of Month: 236,472
6. Ownership Form:  Indirect (I):
7. Nature of Indirect Beneficial Ownership: Held by Interpro Property Corporation (USA), an entity owned by The Robert Michael Group, of which Mr. Proznik is the sole shareholder.


TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security:
(a) Convertible Note
(b) Non-qualified Stock Options
2. Conversion or Exercise Price of Derivative Security:
(a) $1.00/share
(b) $1.50/share
3. Transaction Date (Month/Day/Year):  10/13/2000
4. Transaction Code:
(a) C (1) See Explanation Below
(b) A
5. Number of Derivative Securities
 Acquired (A): 300,000
 Disposed of (D): 150,000 (1) See Explanation Below
6. Date Exercisable and Expiration Date (Month/Day/Year): 10/13/00 - 10/13/05
7. Title and Amount of Underlying Securities: Common Stock, 300,000 shares
8. Price of Derivative Security: N/A
9. Number of Derivative Securities Beneficially Owned at End of Month:
300,000
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I): I
11. Nature of Indirect Beneficial Ownership: Held by Interpro Property Corporation (USA), an entity owned by The Robert Michael Group, of which Mr. Proznik is the sole shareholder.


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Explanation of Responses:
(1) Shares issued pursuant to the terms of various convertible notes between the reporting person and the issuer. The reporting person converted approximately $156,472 in principal and accrued interest to shares of common stock.



Signature of Reporting Person:__________________________
Date:     11/15/2000              Robert M. Proznik